SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

(30 November 2016)

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 30 November 2016 re: PRA Stress Test Re-affirms Strong Capital Position

30 November 2016
THE BANK OF ENGLAND STRESS TEST RE-AFFIRMS THE STRONG CAPITAL POSITION OF LLOYDS BANKING GROUP
Lloyds Banking Group plc (the 'Group'), together with six other financial institutions in the UK, has been subject to the 2016 stress test conducted by the Bank of England (the 'BoE').

The test assesses banks' capital adequacy against their own minimum Common Equity Tier 1 (CET1) capital and Tier 1 leverage thresholds. For the Group these thresholds are 7.0 per cent for CET1 (4.5 per cent Pillar 1 mimima plus 2.5 per cent Group specific Pillar 2a) and 3 per cent for Tier 1 leverage.

In addition, the test also includes a 'systemic reference point' ('SRP') assessment for globally systemic banks ('G-SIBs'). As the Group is not a G-SIB, this hurdle rate does not apply.

This year's stress test has been designed under the BoE's new annual cyclical framework, with the severity of the stress reflecting the BoE's Financial Policy Committee (the 'FPC') and the Prudential Regulation Authority (the 'PRA') Board's assessment of imbalances across financial markets and the global and UK economies. This resulted in a more severe stress for the UK economy than in the 2015 scenario. The key economic assumptions impacting the Group's operations included UK unemployment peaking at 9.5 per cent, and UK house and commercial property prices falling 31 per cent and 42 per cent, respectively.

Result of the stress test

Despite the more severe stress on the UK economy, the Group comfortably exceeds the higher capital and leverage thresholds set out for the purpose of the stress test; therefore, it is not required to take any capital action as a result of this stress test.

In the trough of the stress, the BoE calculated the Group's estimated CET1 ratio as 9.7 per cent and its leverage ratio as 4.1 per cent pre-management actions, and 10.3 per cent and 4.3 per cent post-management actions, respectively, compared with a reported CET1 ratio of 12.8 per cent and leverage ratio of 4.8 per cent as at 31 December 2015.

The CET1 ratio low point under stress has improved since the 2015 exercise despite the more severe UK stress, reflecting the successful de-risking undertaken by the Group.

This re-affirms the strong capital and balance sheet position of the Group.

Further details

Details of the PRA approach to the stress test and the detailed results in relation to all participating banks are available from the Bank of England's website.
- END -

For further information:

Investor Relations
Douglas Radcliffe                                                                  +44 (0)20 7356 1571
Group Investor Relations Director
douglas.radcliffe@finance.lloydsbanking.com

Edward Sands                                                                       +44 (0)20 7356 1585
Director of Investor Relations
edward.sands@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                             +44 (0) 20 7356 3522
Head of Corporate Media
matt.smith@lloydsbanking.com

Shella Ali                                                                                +44 (0) 20 7356 2017
Corporate Media Relations Manager
shella.ali@lloydsbanking.com

FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates (including low or negative rates), exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, the exit by the UK from the European Union (EU) and the potential for one or more other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of the exit by the UK from the EU, a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations on the Group as a result of HM Treasury's investment in the Group; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 30 November 2016